Exhibit 99.96

Form 62-103F3

REQUIRED DISCLOSURE BY AN ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.
1.	Common shares (the “Common Shares”) and warrants (the “Warrants”) of i-80 Gold Corp. (the “Issuer”), 2500 - 666 Burrard Street, Vancouver, BC V6C 2X8.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Toronto Stock Exchange.

Item 2 – Identity of the Eligible Institutional Investor

2.1	State the name and address of the eligible institutional investor.

Sprott Asset Management LP
Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600, P.O. Box 26
Toronto, ON M5J 2J1

Resource Capital Investment Corp.
1910 Palomar Point Way, Suite 200

Carlsbad, California 92008

Sprott Asset Management USA, Inc.
1910 Palomar Point Way, Suite 200

Carlsbad, California 92008

(collectively, the “Eligible Institutional Investor”)

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The requirement to file this report was triggered as of March 31, 2022 as a result of the decrease in the Eligible Institutional Investor’s holdings of Common Shares of the Issuer of more than 2.5% of the total Common Shares of the Issuer. See Item 3.1.

2.3	State the name of any joint actors.

Common Shares and Warrants are held by certain managed accounts of the Eligible Institutional Investor as well as Sprott Gold Equity Fund, Sprott Hathaway Special Situations Master Fund LP and Sprott Gold Focus Fund, and Titan SPT LP, each of whom may be deemed to be acting jointly or in concert with the Eligible Institutional Investor.

2.4	State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

The Eligible Institutional Investor is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

As at March 31, 2022, there is a net decrease of 2,803,831 Common Shares and a net decrease of 3,125 Warrants. Together with the increase in total issued and outstanding Common Shares of the Issuer, this has resulted in a net decrease of approximately 2.51% in the Eligible Institutional Investor’s securityholding percentage, assuming the exercise of the Warrants.

3.2	State the designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

As at March 31, 2022, the Eligible Institutional Investor on behalf of accounts fully managed by it, together with joint actors, exercise control or direction over 20,811,585 Common Shares and 1,530,625 Warrants. See Item 3.4. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer), the Eligible Institutional Investor exercise control or direction over approximately 10.56% of the issued and outstanding Common Shares, assuming the exercise of the Warrants.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which
(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

None.

(b)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

None.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

20,811,585 Common Shares and 1,530,625 Warrants referred to above in its capacity as portfolio manager of managed accounts, representing approximately 10.56% of the issued and outstanding Common Shares, assuming the exercise of the Warrants.

3.5	If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor’s securityholdings.

Not applicable.

3.6	If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.7	If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Purpose of the Transaction

State the purpose or purposes of the eligible institutional investor and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the eligible institutional investor and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the issuer;
(b)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(c)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(d)	a material change in the present capitalization or dividend policy of the reporting issuer;
(e)	a material change in the reporting issuer’s business or corporate structure;
(f)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;
(g)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(h)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(i)	a solicitation of proxies from securityholders;

(j)	an action similar to any of those enumerated above.

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Eligible Institutional Investor may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise. The Eligible Institutional Investor currently has no other plans or future intentions relating to the matters listed in the clauses above.

Item 5 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 6 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 7 – Certification

The eligible institutional investor must certify that the information is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the eligible institutional investor is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the eligible institutional investor, certify, or I, as the agent filing the report on behalf of the eligible institutional investor, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated this 8th day of April, 2022.

Sprott Asset Management LP

By: “Lara Misner”
Lara Misner
Authorized Signatory

Resource Capital Investment Corp.

By: “Thomas W. Ulrich”
Thomas W. Ulrich
Authorized Signatory

Sprott Asset Management USA, Inc.

By: “Thomas W. Ulrich”
Thomas W. Ulrich
Authorized Signatory